15027123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 02 2015
Washington DC
404

SEC FILE NUMBER
8- 65520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlebury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 Sheep Farm Road
(No. and Street)

Weybridge (City) VT (State) 05453 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Sherman 802-458-0369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlebury Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Prop, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Middlebury Securities, LLC

We have audited the accompanying statement of financial condition of Middlebury Securities, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2014 and the related statements of income, changes in subordinated borrowings, changes in members' deficit, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Middlebury Securities, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

MIDDLEBURY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$ 43,701
Deposits with clearing organization	15,000
Commissions receivable	41,863
Marketable securities	960
Secured demand note receivable - member	237,500
Other assets	7,990
Computer equipment, net of accumulated depreciation of $622	2,489
	$ 349,503

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable	$ 76,403
Note payable - FINRA	155,108
Subordinated note payable - member	256,942
	488,453
Members' deficit	(138,950)
	$ 349,503

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2014

Revenues:	
Commission income	$ 2,648,446
Other income	8,000
Unrealized losses - securities	(1,626)
	2,654,820
Operating expenses:	
Commissions	2,082,070
Professional fees	208,393
Travel and entertainment	115,256
Trade execution costs	105,985
Interest expense	26,455
Licenses and permits	23,667
Rent	10,417
Office supplies and expenses	8,281
Other expenses	8,176
Employee training	5,845
Computer and internet	5,366
Fines and penalties	3,400
Depreciation	622
Bad debt expense	255
	2,604,188
Net income	$ 50,632

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$ 242,692
Increases:	
Accrued interest	14,250
Subordinated borrowings at December 31, 2014	$ 256,942

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' DEFICIT
Year Ended December 31, 2014

Balance, January 1, 2014	$	(189,582)
Net income		50,632
Balance, December 31, 2014	$	(138,950)

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 50,632
Adjustments to reconcile net income to net cash provided by operating activities:	
Non - cash interest expense	14,250
Depreciation	622
Changes in operating assets and liabilities:	
Commissions receivable	(29,139)
Marketable securities	1,626
Prepaid expenses	8,397
Accounts payable	63,645
Net cash provided by operating activities	110,033
Cash flows from financing activities:	
Purchase of computer equipment	(3,111)
Payment of note payable - FINRA	(70,692)
Net cash used for financing activities	(73,803)
Net increase in cash during the year	36,230
Cash, beginning of year	7,471
Cash, end of year	$ 43,701

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

Middlebury Securities, LLC (the "Company") is a Delaware limited liability company. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company engages primarily in the private placements of securities. The Company is located in Weybridge, Vermont and serves clients in the United States. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers calling for monthly retainers to be paid during the term of the arrangement and commission based on a fixed percentage of the total consideration paid once the merger, acquisition or private placement, (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured, with separate commission revenue recognition once each transaction is finalized.

Commissions receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of commissions receivable. The Company includes commissions receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2014. Bad debt expense was $255 for the year ended December 31, 2014.

Marketable securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. Realized gains and losses are computed based on specific identification of securities.

Computer equipment
Computer equipment is stated at cost. Depreciation is calculated using the straight-line method over the useful life of the assets, estimated to be 3 years. Normal repair and maintenance costs are expensed as incurred. Depreciation expense for the year ended December 31, 2014 totaled $622.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes
The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or losses and tax credits are reflected on the income tax returns of the members.

Tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, accounts receivable, commissions receivable and accounts payable approximate fair value due to the short term maturities of these assets and liabilities. The carrying amounts of notes receivable and long-term debt approximate fair value because the interest rate is a market rate. Marketable securities are recorded at fair value as disclosed in note 6.

Subsequent events
The Company has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

Note 3 **Deposit with clearing organization**

The Company has entered into an agreement with Sterne Agee to act as clearing agent. Net commissions earned are credited to an account in the Company's name. In connection with this agreement, the Company is required to maintain a deposit of $15,000, which is held in an interest bearing account.

Note 4 **Secured demand note receivable - member**

On August 1, 2013, the Company entered into a secured demand note agreement with a member for $237,500. The note is non-interest bearing and is secured by a pledge of certain securities and cash as defined in the agreement. The member agrees that whenever the value (as determined in accordance with capital requirement rules and regulations of FINRA and of the SEC) of the pledged assets are less than the unpaid balance of the note, the member may, at its option, pledge additional collateral to bring the capital requirements value of the collateral to or above the unpaid principal balance.

Note 5 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company's net capital was $76,919 which was $61,485 in excess of its required net capital of $15,434. The Company's aggregate indebtedness to net capital was 3.01 to 1.

Note 6 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Note 6 **Fair value measurements (continued)**

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investment. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2014.

Marketable Securities: Consist of equity securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MIDDLEBURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Note 6 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial and non-financial assets at December 31, 2014:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 960	$ -	$ -	$ 960
	$ 960	$ -	-	960

Note 7 **Subordinated note payable – member**

During August 2013, the Company entered into a subordinated note payable agreement with a certain member. The borrowing amount was for $237,500, is payable on August 1, 2018, and bears interest at 6% per annum. This note is unsecured and subordinated to all present and future creditors of the Company when specifically subordinated.

The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2014, the outstanding balance of the note was $256,942, including accrued interest of $19,442.

Note 8 **Related party transactions**

During the year ended December 31, 2014, the Company reassigned warrants and all rights evidenced thereby to a company under common control, for which the Company received and recognized $8,000.

During the year ended December 31, 2014, the Company entered into transactions on which commissions were paid to one of the Company's members. Total commissions paid to the member under these transactions totaled $200,620 during the year ended December 31, 2014.

MIDDLEBURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Note 9 **Concentrations**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Company management believes it is not exposed to any significant risk with respect to cash.

Customers
The company had four customers during the year ended December 31, 2014, which accounted for approximately 66% of revenues. There were no outstanding amounts due from these customers at December 31, 2014.

Note 10 **Note Payable - FINRA**

During the year ended December 31, 2013, the Company entered into an agreement in principle with FINRA to resolve an enforcement action regarding certain rules violations. This enforcement action totaled $325,000. In connection with this agreement, the Company entered into an installment note payable agreement with FINRA. The Company paid an initial amount totaling $81,250, financing $243,750 over three years. The note provides for monthly payments of $7,450 including interest at prime plus 3% (6.25% at December 31, 2014)

The future minimum principal payments due under the terms of the agreement are as follows:

Years ending December 31,		Amount
2015	$	82,513
2016		72,595
	$	155,108

MIDDLEBURY SECURITIES, LLC

<u>COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1</u>
Year Ended December 31, 2014

Capital		
Members' deficit		$ (138,950)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		256,942
Deductions and charges:		
Nonallowable assets:		
Commissions receivable	(30,000)	
Other assets	(7,990)	
Computer equipment	(2,489)	
		(40,479)
Net capital before haircuts on security positions		77,513
Haircuts on securities:		
Trading and investing securities:		(594)
Net capital		$ 76,919
Aggregate indebtedness		$ 231,511
Computation of basic net capital requirement		
Minimum net capital required		$ 15,434
Minimum dollar net capital required		5,000
Net capital requirement		15,434
Excess net capital		$ 61,485
Net capital less 10% of agreggate indebtedness		$ 53,768
Percentage of aggregate indebtedness to net capital		300.98%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's part II (unaudited) focus report		$ 85,027
Adjustment to interest expense recognized on note payable to FINRA		(8,108)
Net capital per above		$ 76,919

MIDDLEBURY SECURITIES, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Middlebury Securities, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Middlebury Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Middlebury Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Middlebury Securities, LLC stated that Middlebury Securities, LLC met the identified exemption provisions throughout the period ended December 31, 2014, without exception. Middlebury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Middlebury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Middlebury Securities

1043 Sheep Farm Rd., Weybridge VT 05753

Assertions Regarding Exemption Provisions

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph [redacted] K(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

By:

Craig Sherman, Chief Financial Officer

25 February 2015

(Date)

(802) 922 1854 customerservice@middsec.com

MIDDLEBURY SECURITIES LLC

AGREED - UPON PROCEDURES

December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the member of
Middlebury Securities, LLC
1043 Sheep Farm road
Weybridge, VT 05753

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Middlebury Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Middlebury Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Middlebury Securities LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no material differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sam Kan & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

MIDDLEBURY SECURITIES LLC

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2014

General assessment	$	5,803
Less payments made with SIPC-6		-
Total assessment balance		5,803
Payments made with SIPC-7		5,803
Overpayment carried forward	$	-

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185